UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dorian LPG Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2106R110

(CUSIP Number)

Enrico Marini Fichera

HNA Investment Management LLC

1180 Avenue of the Americas, Suite 1910

New York, NY 10036

212-335-2080

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2106R110

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,987,083*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,987,083*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,083*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Comprises shares to which HNA Investment Management LLC has been given sole voting and dispositive power, as described below.
**	This calculation is based on 58,057,493 shares of common stock, par value $0.01 per share, outstanding as of August 3, 2015, as reported by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2015 filed with the Securities and Exchange Commission on August 5, 2015.

CUSIP No. Y2106R110

Preliminary Note

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 31, 2015 (the “Original Schedule 13D”) by HNA Investment Management LLC, relating to shares of common stock, par value $0.01 per share (“Common Stock”) of Dorian LPG Ltd., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Issuer”) as set forth below. Except as otherwise specified in Amendment No.1, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f): This statement is filed by HNA Investment Management LLC, a Delaware limited liability company (the “Manager”), which manages the investments of HNA Group (as defined below) in U.S. public and private companies. The principal business address for the Manager and the Members (as defined below) is 1180 Avenue of the Americas, Suite 1910, New York, NY 10036. The shares of Common Stock beneficially owned by the Manager are held directly by Sino Energy Holdings LLC, a Delaware limited liability company (“Sino Energy”), which has contractually delegated all authority to acquire, vote and dispose of the Common Stock to the Manager and thereby fully transferred to the Manager its beneficial ownership of the Common Stock.

Sino Energy is a controlled affiliate of HNA Group Co., Ltd. (“HNA Group”), a holding company, based in Haikou and Beijing, China, whose diversified businesses span airport services, air transportation, real estate, hospitality, travel services, retail, financial services, media, information technology, logistics and transportation.

The Manager is controlled by its five members (the “Members”): Cong Xiong, Hao Wang, Chao Chen, Xiao Feng Chen and Enrico Marini Fichera. Each of the Members is currently an employee of HNA Group or one of its subsidiaries and has particular responsibility and authority in respect of the HNA Group’s investment activities in the United States. Voting and investment decisions involving the Common Stock require the approval of a majority of the Members, none of whom individually have the power to vote or dispose of the Common Stock. Members may only be removed or replaced by a majority vote of the other Members and may not be removed by HNA Group or Sino Energy.

(d) During the last five years, neither the Manager nor any of its Members has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Manager, nor any of its Members has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows:

In various open market purchases between September 17, 2015 and October 20, 2015, the Manager acquired an aggregate of 595,000 shares of Common Stock for aggregate consideration of approximately $6,765,840 (excluding commissions), using cash on hand of the HNA Group and its affiliates.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Manager holds the power to vote, or to direct the vote, and to dispose, or to direct the disposition, with respect to 3,987,083 shares of Common Stock, representing approximately 6.9% of the Common Stock issued and outstanding. The shares are owned directly by Sino Energy, who has transferred beneficially ownership to the Manager as described in Item 2 above.

(c) Other than as set forth on Annex A, none of the Manager, the Members, the HNA Group or any subsidiary of the HNA Group has made other purchases of Common Stock in the 60 days prior to the filing of this Amendment No.1.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2015

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Manager

Annex A

RECENT OPEN MARKET TRANSACTIONS BY THE MANAGER IN THE SECURITIES OF THE ISSUER

Date of Transaction	Number of Shares Purchased	Price Per Share*
09/17/2015	20,000	$12.09
09/18/2015	20,000	$12.05
09/21/2015	20,000	$12.06
09/22/2015	20,000	$11.79
09/23/2015	25,000	$11.56
09/24/2015	25,000	$11.24
09/25/2015	25,000	$11.14
09/28/2015	25,000	$10.64
09/29/2015	25,000	$10.38
09/30/2015	25,000	$10.26
10/01/2015	25,000	$10.70
10/02/2015	25,000	$10.70
10/05/2015	25,000	$11.30
10/06/2015	25,000	$11.85
10/07/2015	25,000	$11.94
10/08/2015	25,000	$11.90
10/09/2015	25,000	$11.90
10/12/2015	25,000	$11.77
10/13/2015	25,000	$11.67
10/14/2015	25,000	$11.52
10/15/2015	25,000	$11.44
10/16/2015	30,000	$11.33
10/19/2015	30,000	$11.09
10/20/2015	30,000	$11.19

*	Excluding broker commissions